DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATI
75008 PARI

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

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MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

August 5, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information regarding the sale of the water management subsidiary of the Group.

Which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

Grupo Ferrovial, S.A. has reached an agreement with Aquagest Promoción Técnica y Financiera de Abastecimientos de Agua, S.A., owned by Grupo Agbar, to sell all the shares representing the capital of subsidiary Helguina, S.A., which holds all of Grupo Ferrovial's full-cycle water management concessions.

The deal amounts to €43.3 million and is conditional upon approval by the Spanish Competition Authorities.

Helguina, S.A operates a total of fourteen concessions in various municipalities.

Madrid, 27 July 2004.

José María Pérez Tremps
Director and General Secretary of GRUPO FERROVIAL, S.A.